UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549



                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 9)*



                         Magellan Technology, Inc.
----------------------------------------------------------------------------
                             (Name of Issuer)


                        Common Stock, $0.0001 Par Value
----------------------------------------------------------------------------
                        (Title of Class of Securities)






                                 559092-30-9
                            --------------------
                               (CUSIP Number)



                            Richard G. Brown, Esq.
                    Kimball, Parr, Waddoups, Brown & Gee
                                P.O. Box 11019
                          Salt Lake City, UT 84147
                                (801) 532-7840

----------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)


                                July 3, 1995
          -------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 5                SEC 1746 (12-91)

                              SCHEDULE 13D
CUSIP No. 559092-30-9                                    Page 2 of 5 Pages

1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Ballard Investment Company, Ltd.
        (FEIN 87-0348327)

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [ ]
                                                                     (b)  [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS*

        WC

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION


        Utah

                  7     SOLE VOTING POWER

                        1,041,160 (including currently exercisable warrants to
                        purchase 141,667 shares; reflects a 1 for 30 reverse
 NUMBER OF              stock split that was effective on September 26, 1994)
  SHARES
BENEFICIALLY      8     SHARED VOTING POWER
 OWNED BY
   EACH                 0
REPORTING
  PERSON          9     SOLE DISPOSITIVE POWER
   WITH
                        1,041,160 (including currently exercisable warrants to purchase 141,667 shares; reflects a 1 for 30 reverse stock split that was effective on September 26, 1994)

                 10     SHARED DISPOSITIVE POWER

                        0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,041,160 (including currently exercisable warrants to purchase 141,667 shares; reflects a 1 for 30 reverse stock split that was effective on September 26, 1994)

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                   [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        8.6%

14      TYPE OF REPORTING PERSON*

        PN


                   *SEE INSTRUCTION BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                       Page 3 of 5 Pages

     This Amendment No. 9 to the Schedule 13D of Ballard Investment Company, Ltd. amends and supplements, and should be read in conjunction with, the Schedule 13D of Ballard Investment Company, Ltd. filed on December 9, 1992, Amendment No. 1 thereto filed on February 9, 1993, Amendment Nos. 2, 3 and 4 thereto filed on May 23, 1994, Amendment No. 5 thereto filed on October 5, 1994, Amendment No. 6 thereto filed on February 7, 1995, Amendment No. 7 thereto filed on April 5, 1995 and Amendment No. 8 thereto filed on March 5, 1997.

Item 1.   Security and Issuer

     (a)  Title of Class of Equity Securities:

               Common stock, $0.0001 par value (the "Common Stock")

     (b)  Name of Issuer:

               Magellan Technology, Inc. (the "Issuer")

     (c)  Address of Issuer's Principal Executive Offices

               990 West Atherton Drive, Salt Lake City, UT  84123

Item 2.   Identity and Background

     (a)  Name:

               Ballard Investment Company, Ltd. (the "Reporting Person")

     (b)  Business Address and Principal Office:

               145 South Fairway Drive, North Salt Lake, UT  84054

     (c)  Principal Business:

               Management of investments in securities for the benefit of its partners

     (d) The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding involving federal or state securities laws as described in the instructions for Item 2(e) of
          Schedule 13D.

     (f)  Place of Organization:

               Utah

     The Reporting Person is a limited partnership, the general partners of which, as of July 3, 1995, were M. Russell Ballard and Barbara B. Ballard. Mr. Ballard is employed by the LDS Church, 47 East South Temple, Salt Lake City, UT 84150. Mrs. Ballard is not employed outside of the home. The Ballards have not been involved in any criminal or civil proceedings during the last five years and are United States citizens. As of January 6, 1997, the general partners of the Reporting Person were changed to R & B, L.L.C., a Utah limited liability company, the Barbara B. Ballard Trust, Aero Investments, L.C., a Utah limited liability company and BB & BJ, Inc., a Utah

                                                       Page 4 of 5 Pages

corporation. The officers, directors and owners of BB & BJ, Inc. are Bradford J. Brower and Tamara Brower. The Browers reside at 780 East 400 South, Kaysville, UT 84037. Bradford J. Brower is the President and a Director of Naptech Pressure Systems Corporation and Naptech, Inc., 851 South Freeport Industrial Parkway, Clearfield, UT 84015. The Naptech companies are in the business of pipe manufacturing and were recently acquired by the Shaw Group. The Browers have not been involved in a criminal or civil proceeding during the last five years and are United States citizens.

Item 3.   Source and Amount of Funds or Other Consideration

     On July 3, 1995, the Reporting Person acquired from the Issuer in a private transaction 250,000 shares of the Common Stock at a purchase price of $.10/share.

Item 4.   Purpose of Transaction

     The shares of the Common Stock acquired by the Reporting Person were acquired for investment purposes.

     The Reporting Person reserves the right to purchase additional shares of the Common Stock or to dispose of shares of the Common Stock in the open market, in privately negotiated transactions or in any other lawful manner in the future. Except as described above, the Reporting Person presently has no plans or proposals which relate to or would result in any action enumerated in subparagraphs 9 (a) through (j) of the instructions for Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer

     (a) The Reporting Person has beneficial ownership of 1,041,160 (1) shares of the Common Stock, which (i) includes currently exercisable warrants to purchase 141,667 shares of the Common Stock, and (ii) represents 8.6% of the outstanding shares of the Common Stock.

     (b) The Reporting Person has sole power to vote, direct the vote, dispose of or direct the disposition of 1,041,160 shares of the Common Stock.

     (c) None.

     (d) The Reporting Person is the only person with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities held by it.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     None.

Item 7.   Material to be Filed as Exhibits

     None.
_______________________________
     (1) All numbers reflect a one for thirty reverse stock split of the Common Stock that was effective on September 26, 1994.

                                                          Page 5 of 5 Pages


                            Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE REPORTING PERSON:


BALLARD INVESTMENT COMPANY, LTD.,
a Utah limited partnership

By: /s/ M. RUSSELL BALLARD                        Date:  February 25, 1997
   ----------------------------------                    -----------------
    M. Russell Ballard, Trustee of a
    Member of a General Partner